Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

June 13, 2005

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   International Gold Corp.
         Form SB-2 Registration Statement
         File No. 333-123134

Dear Mr. Reynolds:

In response to your letter of comments dated April 12, 2005, please be advised as follows:

Prospectus Cover Page
  Disclosure has been provided that there is no minimum purchase requirement and no arrangements to place funds in an escrow account or similar trust account.

Summary of Our Offering
  The location and size of the property has been disclosed together the name of the party in which title is recorded.

  Disclosure has been provided that management will not purchase shares in the offering.

  Disclosure has been provided that the Company has no revenues, losses since inception, has no operations, has been issued a going concern opinion, and is relying on the sale of securities to fund operations.

Securities and Exchange Commission
RE:   International Gold Corp.
Form SB-2 Registration Statement
File No. 333-123134
June 13, 2005

General
  The information requested has been disclosed.

Selected Financial Data
  Net loss per share has been supplied.

Risk Factors
  The risk factor requested has been supplied.

Plan of Distribution; Terms of the Offering
  Disclosure has been provided that investors will not be notified of an extension of the offering.

Procedures for Subscribing
  Disclosure has been provided that a subscription form accompanies the prospectus.

Business Background
  The business nature of Woodburn Holdings and Glengarry Development have been provided.

Claims
  The fee in U.S. dollars has been provided.

Property Geology
  The disclosure has been made consistent.

Securities and Exchange Commission
RE: International Gold Corp.
Form SB-2 Registration Statement
File No. 333-123134
June 13, 2005

Our Proposed Exploration Program
  The information requested has been provided.

  The information requested has been provided.

Competitive Factors
  The language has been modified. Please be aware that the Company does not compete for the minerals on its own property and does not intend to acquire another property. Finally, there is no competition to sell the gold, should we find any. Readily available markets are available at uniform prices for the sale of the gold.

Background of Officers and Directors
  The information regarding Sovereign Gold Corporation and Sovereign Chief Ventures has been provided.

Prior Performance
  The information requested has been provided.

  The information requested has been provided.

  The information requested has been provided.

Principal Stockholders
  The disclosure requested has been provided. The financial statements have been revised accordingly.

Signatures
  Principal Accounting Officer has been provided as a title to Ms. MacDonald.

Securities and Exchange Commission
RE:   International Gold Corp.
Form SB-2 Registration Statement
File No. 333-123134
June 13, 2005

Accounting Comments
  A new auditor's consent has been provided.

  The financial statements have been updated through March 31, 2005.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak